Exhibit 2.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

Carbon Revolution Public Limited Company (the “Company”, “we” “us”) had two class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: (a) ordinary shares, par value $0.0001 per share (“Ordinary Shares”), and (b) warrants, each whole warrant exercisable for one-tenth of an Ordinary Share, each at an exercise price of $11.50 per one-tenth of a share ($115.00 per whole Ordinary Share).

The following descriptions do not purport to be complete and are subject to the Company’s Amended and Restated Memorandum and Articles of Association, the warrant agreement, as amended relating to the warrants, OIC Warrant, New OIC Warrant and Second OIC New Warrant copies of which have been filed as exhibits to the Company’s Annual Report on Form 20-F of which this Exhibit 2.3 is a part, and are subject to provisions of applicable Irish law.

General

The Company is a public limited company organized and existing under the laws of Ireland. The Company was formed on July 5, 2017 as a private limited liability company incorporated in Ireland under the name “Poppetell Limited” and changed its name on December 6, 2022 to “Carbon Revolution Limited”. The Company was re-registered as a public limited company on May 29, 2023, upon which its name changed to “Carbon Revolution Public Limited Company”. The Company’s affairs are governed by the ICA, the laws of Ireland and the Company’s Amended and Restated Memorandum and Articles of Association.

Share Capital

Authorized Share Capital

The authorized share capital of the Company is $100,010,000 divided into 800,000,000,000 Ordinary Shares with a nominal value of $0.0001 each and 200,000,000,000 preferred shares with a nominal value of $0.0001 each and 100,000,000 class A preferred shares with a nominal value of US$0.0001 each, and €25,000 divided into 25,000 deferred ordinary shares with a nominal value of €1.00 each.

As of November 3, 2023, subsequent to the closing of the Business Combination, there were 1,875,184 Ordinary Shares outstanding and 12,210,732 Public Warrants and Founder Warrants outstanding, each entitling the holder to purchase one-tenth of an Ordinary Share at an exercise price of $11.50 per one-tenth of an Ordinary Share ($115.00 per whole Ordinary Share). The Company also holds 25,000 deferred ordinary shares of €1.00 each in the Company as treasury shares.

In addition to the vesting of a portion of the initial OIC Warrant, in connection with each additional funding release, the Company issued additional warrants to the OIC Investors. On April 10, 2024, the Company issued the Warrant No. 2 to the OIC Investors that are exercisable for a number of shares equal to 7.5% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No. 2). On May 24, 2024, the Company issued the Warrant No. 3 to the OIC Investors that is exercisable for a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No. 3). On June 21, 2024, the Company issued Warrant No. 4 to the OIC Investors that is exercisable for a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No.4). On July 10, 2024, the Company issued Warrant No. 5 to the OIC Investors that is exercisable for a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No.5). On July 29, 2024, the Company issued the Warrant No. 6 to the OIC Investors that is exercisable for a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No.6). On September 5, 2024, the Company issued Warrant No. 7 to the OIC Investors that is exercisable for a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No.7). On October 30, 2024, the Company issued Warrant No. 8 to the OIC Investors that is exercisable for a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No. 8). On December 20, 2024, the Company issued Warrant No. 9 to the OIC Investors that is exercisable for a number of shares equal to 4.63% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No. 9). On January 21, 2025, the Company issued Warrant No. 11 to the OIC Investors that is exercisable for a number of shares equal to 4.63% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No. 11). On March 7, 2025, the Company issued Warrant No. 13 to the OIC Investors that is exercisable for a number of shares equal to 4.63% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No. 13). On May 9, 2025, the Company issued Warrant No. 27 to the OIC Investors that is exercisable for a number of shares equal to 4.63% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No. 27). On March 7, 2025, the Company issued Warrants No. 14 to 26 to the lenders under the New Debt Program, that are collectively exercisable in aggregate for a number of shares equal to 1.11% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrants No. 14 to 26). On such date, Warrants No. 10 and 12 were voided and previous Warrant No. 14 was replaced. On May 9, 2025, the Company issued Warrants No. 28 to 40 to the lenders under the New Debt Program, that are collectively exercisable in aggregate for a number of shares equal to 0.37% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrants No. 28 to 40).

As of the date of this Annual Report, warrants to purchase ordinary shares equivalent to a total of 56.36% of ordinary shares issued calculated on a fully diluted basis, have now been issued to the OIC Investors and vested, and warrants to purchase ordinary shares equivalent to a total of 1.48% of ordinary shares issued calculated on a fully diluted basis, have now been issued to Existing Lenders and vested.

Structured Voting Rights

In connection with the OIC Financing, for so long as there are Class A Preferred Shares in issue, the prior written consent of the Class A Preferred Shareholders holding a majority of the Class A Preferred Shares in issue (“Class A Majority”) shall be required before the Company can undertake certain matters, as set out in the Company’s Amended and Restated Memorandum and Articles of Association (“Class A Structured Voting Rights”). Additionally, for so long as there are Class B Preferred Shares in issue, the prior written consent of the Class B Preferred Shareholders holding a majority of the Class B Preferred Shares in issue ("Class B Majority") shall be required before the Company can undertake certain matters, as set out in the certificate of designation of the Class B Preferred Shares ("Class B Structured Voting Rights", and together with the Class A Structured Voting Rights, the "Structured Voting Rights").

Voting Rights

Each Ordinary Share shall be entitled to one vote on all matters subject to the vote at general meetings of the Company. Voting at any meeting of shareholders is by way of a poll, which shall be taken in such manner as the chairperson of the meeting directs.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than 75% of the votes cast attaching to the outstanding Ordinary Shares at a meeting. Where the shareholders wish to act by way of written resolution in lieu of holding a meeting, unanimous consent of the holders of Ordinary Shares shall be required. A special resolution (and, in the case of a Structured Voting Rights matter, the consent of a Class A Majority) will be required for important matters such as a change of name, reducing the share capital or making changes to the Amended and Restated Memorandum and Articles of Association to be in effect, assuming approval of all of the charter proposals and upon consummation of the Transactions.

Provisions in the Memorandum and Articles of Association enable a person who would otherwise incur a mandatory offer obligation under the Irish Takeover Rules by the acquisition of Ordinary Shares to avoid that obligation by requesting that the Company redesignate some or all of its Ordinary Shares as restricted voting ordinary shares having no right to vote at general meetings of the Company but otherwise ranking pari passu with the other Ordinary Shares.

Transfer of Ordinary Shares

Subject to the restrictions contained in the Business Combination Agreement with respect to the Company’s Ordinary Shares, and subject to any further restrictions contained in the Amended and Restated Memorandum and Articles of Association, any Company shareholder may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by the Company Board.

Dividend Rights

The holders of Ordinary Shares are entitled to such dividends as may be declared by the Company Board, subject to the Structured Voting Rights. Dividends may be declared and paid out of the funds legally available therefor, or any other fund or account which can be authorized for this purpose in accordance with the ICA.

Preemptive Rights

While Irish law generally provides shareholders with pre-emptive rights when new shares are issued for cash, it is possible for the Company’s Amended and Restated Memorandum and Articles of Association, or for shareholders of the Company in a general meeting, to exclude such pre-emptive rights. The Company’s Amended and Restated Memorandum and Articles of Association exclude pre-emptive rights until the fifth anniversary of the adoption of the Company’s Amended and Restated Memorandum and Articles of Association (i.e., five years after November 3, 2023).

This exclusion will need to be renewed by special resolution (typically at the Company’s annual general meeting) upon its expiration and at periodic intervals thereafter. Under Irish law, a disapplication of pre-emption rights may be authorized for up to five years at each renewal, but governance considerations may result in renewals for shorter periods or for less than the maximum permitted number of unissued shares being sought or approved.

Liquidation

On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of Ordinary Shares), assets available for distribution will first be applied in paying to holders of the Preferred Shares the relevant Class A Preferred Share Return (as defined below) and Class B Preferred Share Return (as defined below), following which any remaining assets shall be distributed among the holders of the Ordinary Shares on a pro rata basis. If the Company’s assets available for distribution are insufficient to pay to the holders of Preferred Shares their Class A Preferred Share Return and Class B Preferred Share Return, the assets will be distributed so that the losses are borne by the holders of the Preferred Shares proportionately. Where there are sufficient assets available to pay the Class A Preferred Share Return and Class B Preferred Share Return to all holders of Preferred Shares, but the assets are insufficient to repay all of the paid-up Ordinary Shares, the assets will be distributed so that the losses are borne by the Company’s ordinary shareholders proportionately.

Form of Ordinary Shares

Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, the Ordinary Shares are registered shares.

Warrants

Public Shareholders’ Warrants

The Public Warrants will entitle the registered holder to purchase one-tenth of an Ordinary Share. Each Public Warrant will entitle the registered holder to purchase one-tenth of an Ordinary Share at a price of $11.50 per one-tenth of an Ordinary Share ($115.00 per whole Ordinary Share), subject to adjustment as discussed below, at any time commencing on November 29, 2023. The Public Warrants will expire on November 3, 2028, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Under the Existing Warrant Agreement, the Company will not be obligated to deliver any Ordinary Shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Ordinary Shares underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No Public Warrant will be exercisable, and we are not obligated to issue any Ordinary Shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered, qualified or deemed to be exempt from registration or qualification under the securities laws of the state of the exercising holder. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any Public Warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Ordinary Shares underlying such unit.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the effective time of the Closing, the Company will use commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Ordinary Shares issuable upon exercise of the Public Warrants. The Company will use commercially reasonable efforts to cause the same to become effective within 60 business days after the effective time of the Closing, and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the Existing Warrant Agreement. If a registration statement covering the issuance of shares issuable upon the exercise of Public Warrants is not effective by the 60th business day from the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise Public Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. In such event, each holder would pay the exercise price by surrendering the Public Warrant for that number of Ordinary Shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Public Warrants, multiplied by the excess of the “fair market value” (as defined below) less the exercise price of the Public Warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of Ordinary Shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Notwithstanding the above, if Ordinary Shares are at the time of any exercise of a Public Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at our option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Public Warrants when the price per Ordinary Share equals or exceeds $180.00.

Once the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants (excluding the warrants sold in a private placement in connection with the IPO of Twin Ridge at a price of $1.50 per warrant to the Sponsor that were subsequently exchanged for one Public Warrant each (the “Founder Warrants”)):

•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
•
if, and only if, the closing price of the Ordinary Shares equals or exceeds $180.00 per share (as adjusted for adjustments described under – Anti-dilution Adjustments) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which notice of the redemption is sent to the warrant holders.

If and when the warrants become redeemable, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We will not redeem the Public Warrants as described above unless a registration statement under the Securities Act covering the issuance of the Ordinary Shares issuable upon exercise of the Public Warrants is then effective and a current prospectus relating to those Ordinary Shares is available throughout the 30-day redemption period. If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The redemption criterion discussed above have been established to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Ordinary Shares may fall below the $180.00 redemption trigger price (as adjusted for adjustments described under – Anti-dilution Adjustments) as well as the $115.00 per whole Ordinary Share warrant exercise price after the redemption notice is issued.

Redemption of Public Warrants when the price per Ordinary Share equals or exceeds $100.00.

When the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•	in whole and not in part;
•
at $1.00 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) of the Ordinary Shares, except as otherwise described below;

•
if, and only if, the closing price of the Ordinary Shares equals or exceeds $100.00 per public share (as adjusted for adjustments described under – Anti-dilution Adjustments) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders; and

•
if the closing price of the Ordinary Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $180.00 per share (as adjusted for adjustments described under – Anti-dilution Adjustments), the  Founder Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” as used in this paragraph means the volume weighted average price of Ordinary Shares for the ten (10) trading days immediately following the date on which the notice of redemption is sent to the holders of warrants.

Beginning on the date the notice of redemption is given until the Public Warrants are redeemed or exercised, holders may elect to exercise their Public Warrants on a cashless basis. The numbers in the table below represent the number of Ordinary Shares that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of the Ordinary Shares on the corresponding redemption date (assuming holders elect to exercise their Public Warrants and such warrants are not redeemed for $1.00 per warrant), determined for these purposes based on volume weighted average price of the Ordinary Shares as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Public Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Public Warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of Ordinary Shares issuable upon exercise of a Public Warrant or the exercise price of a Public Warrant is adjusted as set forth under the subheading “—Anti-dilution Adjustments” below. If the number of Ordinary shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of Ordinary Shares deliverable upon exercise of a Public Warrant immediately prior to such adjustment and the denominator of which is the number of Ordinary Shares deliverable upon exercise of a Public Warrant as so adjusted. The number of Ordinary Shares in the table below shall be adjusted in the same manner and at the same time as the number of Ordinary Shares issuable upon exercise of a Public Warrant. If the exercise price of a Public Warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “—Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “—Anti-dilution Adjustments” and the denominator of which is $100.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “—Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a Public Warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of warrants)	Fair Market Value of Ordinary Shares
	≤$100.00	$110.00	$120.00	130.00	$140.00	$150.00	$160.00	$170.00	≥$180.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Ordinary Shares to be issued for each Public Warrant exercised will be determined by a straight-line interpolation between the number of Ordinary Shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of the Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the Public Warrants is $110.00 per share, and at such time there are 57 months until the expiration of the Public Warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277  Ordinary Shares for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of the Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the Public Warrants is $135.50 per share, and at such time there are 38 months until the expiration of the Public Warrants, holders may choose to, in connection with this redemption feature, exercise their Public Warrants for 0.298 Ordinary Shares for each whole warrant. In no event will the Public Warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 Ordinary Shares per warrant (subject to adjustment). Finally, as reflected in the table above, if the Public Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption pursuant to this redemption feature, since they will not be exercisable for any Ordinary Shares.

This redemption feature is structured to allow for all of the outstanding Public Warrants to be redeemed when the Ordinary Shares are trading at or above $100.00 per share, which may be at a time when the trading price of the Ordinary Shares is below the exercise price of the Public Warrants. This redemption feature permits redemption of the Public Warrants without the warrants having to reach the $180.00 per share threshold set forth above. Holders choosing to exercise their Public Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of Ordinary Shares for their Public Warrants based on an option pricing model with a fixed volatility input. This redemption right is an additional mechanism by which outstanding Public Warrants can be redeemed, and therefore permitting certainty with respect to capital structure as the Public Warrants would no longer be outstanding and would have been exercised or redeemed. Warrant holders would receive the applicable redemption price if such redemption right were exercised; it would permit a quick redemption process, if determined to be in the best interest to do so. As such, the warrants would be redeemed in this manner, when in the best interest, to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, the Public Warrants can be redeemed when the Ordinary Shares are trading at a price starting at $100.00, which is below the exercise price of $115.00 per share, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their Public Warrants on a cashless basis for the applicable number of Ordinary Shares. If the Company chooses to redeem the Public Warrants when the Ordinary Shares are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer Ordinary Shares than they would have received if they exercised their Public Warrants for Ordinary Shares if and when such Ordinary Shares were trading at a price higher than the exercise price of $115.00 per share.

No fractional Ordinary Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in an Ordinary Share, we will round down to the nearest whole number of the number of Ordinary Shares to be issued to the holder. If, at the time of redemption, the Public Warrants are exercisable for a security other than the Ordinary Shares pursuant to the Existing Warrant Agreement, the Public Warrants may be exercised for such security. At such time as the Public Warrants become exercisable for a security other than the Ordinary Shares, the Company will use commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the Public Warrants.

Redemption procedures.

Holder Election to Limit Exercise.

A holder of a warrant may notify the Company in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (as specified by the holder) of the Ordinary Shares issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments.

If the number of outstanding Ordinary Shares is increased by a capitalization or share dividend paid in Ordinary Shares to all or substantially all holders of Ordinary Shares, or by a split up of Ordinary Shares or other similar event, then, on the effective date of such capitalization or share dividend, split up, or similar event, the number of Ordinary Shares issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding Ordinary Shares. A rights offering to holders of Ordinary Shares entitling holders to purchase Ordinary Shares at a price less than the historical fair market value (as defined below) will be deemed a share dividend of a number of Ordinary Shares equal to the product of (i) the number of Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Ordinary Shares) and (ii) one minus the quotient of (x) the price per Ordinary Share paid in such rights offering and (y) the historical fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Ordinary Shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if the Company, at any time while the Public Warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of Ordinary Shares on account of such Ordinary Shares (or other securities into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Ordinary Shares issuable on exercise of each Public Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each ordinary share in respect of such event.

If the number of issued and outstanding Ordinary Shares is decreased by a consolidation, combination, reverse share sub-divisions or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-divisions, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in issued and outstanding Ordinary Shares.

Whenever the number of Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the Public Warrant exercise price will be adjusted by multiplying the Public Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Ordinary Shares purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Ordinary Shares so purchasable immediately thereafter.

In addition, if (x) we issue additional Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of the Business Combination at an issue price or effective issue price of less than $92.00 per Ordinary Share (with such issue price or effective issue price to be determined in good faith and in the case of any such issuance to Sponsors or their affiliates, without taking into account any Founder Shares held by the Founder Holders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, that was available for the funding of the Business Combination on the date of the completion of the Business Combination (net of redemptions), and (z) the volume-weighted average trading price of the Ordinary Shares during the 20 trading day period starting on the trading day prior to the Twin Ridge Merger Effective Time (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $180.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $100 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding Ordinary Shares (other than those described above or that solely affects the par value of such Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of the Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding Ordinary Shares, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Existing Warrant Agreement. If less than 70% of the consideration receivable by the holders of Ordinary Shares in such a transaction is payable in the form of Ordinary Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Existing Warrant Agreement based on the Black-Scholes value (as defined in the Existing Warrant Agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The Public Warrants that are to be exchanged for Public Warrants have been issued in registered form under the Existing Warrant Agreement. The Existing Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder for the purposes of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Existing Warrant Agreement to the description of the terms of the warrants and the Existing Warrant Agreement set forth in our prior proxy statement/prospectus, or defective provision, (ii) amending the definition of ordinary cash dividends on Ordinary Shares as contemplated by and in accordance with the Existing Warrant Agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the Existing Warrant Agreement as the parties to the Existing Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Public Warrants, provided that the approval by the holders of at least 50% of the then outstanding Public Warrants is required to make any change that adversely affects the interests of the registered holders. You should review a copy of the Existing Warrant Agreement, which has been filed as an exhibit to this Report, for a complete description of the terms and conditions applicable to the Public Warrants.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Public Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Ordinary Shares and any voting rights until they exercise their Public Warrants and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the Public Warrants, each holder will be entitled to one vote for each Ordinary Share held of record on all matters to be voted on by shareholders.

Warrants may be exercised only for a whole number of Ordinary Shares. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of Ordinary Shares to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Existing Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Founder Warrants

Except as described below, the Founder Warrants will have terms and provisions that are identical to those of the Public Warrants. The Founder Warrants (including the Ordinary Shares issuable upon exercise thereof) will not be transferable, assignable or salable until 30 days after the Business Combination (except pursuant to limited exceptions to Twin Ridge’s officers and directors and other persons or entities affiliated with the Sponsor) and they will not be redeemable by us (except as described under “—Warrants—Public Shareholders’ Warrants—Redemption of Public Warrants for Ordinary Shares when the price per Ordinary Share equals or exceeds $100.00”) so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein). The Sponsor, or its permitted transferees, have the option to exercise the Founder Warrants on a cashless basis. If the Founder Warrants are held by holders other than Sponsor or its permitted transferees, the Founder Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

Except as described above under “—Public Shareholders’ Warrants—Redemption of Public Warrants for Ordinary Shares when the price per Ordinary Share equals or exceeds $100.00”, if holders of the Founder Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its Founder Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Founder Warrants, multiplied by the excess of the “Sponsor fair market value” over the exercise price of the  Founder Warrants by (y) the Sponsor fair market value. For these purposes, the “Sponsor fair market value” shall mean the average reported closing price of the Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

OIC Warrants

Under the OIC Financing, OIC was issued the OIC Warrant, a warrant to purchase Ordinary Shares at an exercise price of US$0.01 per Ordinary Share (adjusted from time to time in accordance with the terms of the OIC Warrant).

The OIC Warrant has a term of seven years from the Initial Closing unless exercised earlier in accordance with its terms. The OIC Warrant may be exercised for cash or may be exercised on a cashless basis.

Under the terms of the initial OIC Warrant, OIC will be entitled to subscribe for Ordinary Shares that in an amount equal to, as of a specified date, (i) the aggregate number of outstanding Ordinary Shares calculated on a Fully-Diluted Basis (as defined in the OIC Warrant), multiplied by the vested warrant percentage (the “Vested Warrant Percentage”), which will be calculated as follows:

•	12.49%, on and from the Initial Closing; plus
•	5%, following the issue of Preferred Shares to OIC in connection with the Second Reserve Release; plus
•	2.5%, subject to OIC not having failed to fund a Subsequent Financing upon the satisfaction of the relevant conditions by the Company, upon the earlier of:
−	completion of a Subsequent Financing; and
−	24 months after the Initial Closing.

In addition to the vesting of a portion of the initial OIC Warrant, in connection with each additional funding release, the Company issued additional warrants to the OIC Investors. On April 10, 2024, the Company issued the Warrant No. 2 to the OIC Investors that are exercisable for a number of shares equal to 7.5% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No. 2). On May 24, 2024, the Company issued the Warrant No. 3 to the OIC Investors that is exercisable for a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No. 3). On June 21, 2024, the Company issued Warrant No. 4 to the OIC Investors that is exercisable for a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No.4). On July 10, 2024, the Company issued Warrant No. 5 to the OIC Investors that is exercisable for a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No.5). On July 29, 2024, the Company issued the Warrant No. 6 to the OIC Investors that is exercisable for a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No.6). On September 5, 2024, the Company issued Warrant No. 7 to the OIC Investors that is exercisable for a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No.7). On October 30, 2024, the Company issued Warrant No. 8 to the OIC Investors that is exercisable for a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No. 8). On December 20, 2024, the Company issued Warrant No. 9 to the OIC Investors that is exercisable for a number of shares equal to 4.63% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No. 9). On January 21, 2025, the Company issued Warrant No. 11 to the OIC Investors that is exercisable for a number of shares equal to 4.63% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No. 11). On March 7, 2025, the Company issued Warrant No. 13 to the OIC Investors that is exercisable for a number of shares equal to 4.63% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No. 13) . On May 9, 2025, the Company issued Warrant No. 27 to the OIC Investors that is exercisable for a number of shares equal to 4.63% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrant No. 27). On March 7, 2025, the Company issued Warrants No. 14 to 26 to the lenders under the New Debt Program, that are collectively exercisable in aggregate for a number of shares equal to 1.11% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrants No. 14 to 26). On such date, Warrants No. 10 and 12 were voided and previous Warrant No. 14 was replaced. On May 9, 2025, the Company issued Warrants No. 28 to 40 to the lenders under the New Debt Program, that are collectively exercisable in aggregate for a number of shares equal to 0.37% of the Company’s shares outstanding, determined on a Fully-Diluted Basis (as defined in Warrants No. 28 to 40).

As of the date of this Annual Report, warrants to purchase ordinary shares equivalent to a total of 56.36% of ordinary shares issued calculated on a fully diluted basis, have now been issued to the OIC Investors and vested, and warrants to purchase ordinary shares equivalent to a total of 1.48% of ordinary shares issued calculated on a fully diluted basis, have now been issued to Existing Lenders and vested.

Preferred Shares

Class A Preferred Shares

The terms of the Class A Preferred Shares are as set forth in the Company’s Amended and Restated Memorandum and Articles of Association.

The holders of the Class A Preferred Shares are entitled to cumulative dividends of 12% per annum, on the Class A Preferred Share Amount (as defined in the Amended and Restated Memorandum and Articles of Association) of each Preferred Share during the applicable fiscal quarter, which accrue daily and are payable in cash or Class A Preferred Shares at the Company’s option, in accordance with the terms of the Company’s Amended and Restated Memorandum and Articles of Association. No distributions shall be made with respect to any shares in the capital of the Company prior to the holders of the Class A Preferred Shares having received their Class A Preferred Share Return. On return of capital on liquidation, a capital reduction or otherwise, the assets remaining shall first be applied in paying the holders of Class A Preferred Shares (the ‘‘Class A Preferred Shareholders’’) prior and in preference to the members holding any other class of shares in the capital of the Company. Upon redemption, the holders of the Class A Preferred Shares are also entitled to receive a dividend make-whole payment.

The holders of Class A Preferred Shares have the right to exercise a number of votes at any general meeting of the Company, calculated in accordance with the formula set forth in the Company’s Amended and Restated Memorandum and Articles of Association. The Company may elect to redeem some or all of the Class A Preferred Shares during the five years following the Initial Closing, and is required to redeem the Class A Preferred Shares on the fifth anniversary of the Initial Closing in cash. “Class A Preferred Share Return” means an amount of cash or redemption payments sufficient to cause the holders of the Class A Preferred Shares to receive the aggregate of the sum of (x) in the case of the Initial and Released Class A Preferred Shares (as defined in the Company’s Amended and Restated Memorandum and Articles of Association), (i) the greater of (A) a MOIC (as defined in the Company’s Amended and Restated Memorandum and Articles of Association) of one and three quarters (1.75) or (B) a twelve percent (12%) IRR with respect to $70,000,000 less the OIC Reserve Recovery Amount (as defined in the Company’s Amended and Restated Memorandum and Articles of Association, if any; plus (ii) a MOIC of one and one quarter (1.25) with respect to the OIC Reserve Recovery Amount), which shall be allocated pro rata amongst the Initial and Released Class A Preferred Shares; (y) with respect to any Preferred Share issued on a Subsequent Closing, the greater of (A) a MOIC of one and three quarters (1.75) or (B) a twelve percent (12%) IRR with respect to the Class A Preferred Share Amount attributable thereto; and (z) with respect to each Class A Preferred PIK Share (as defined in the Company’s Amended and Restated Memorandum and Articles of Association) issued, the Class A Preferred Share Amount attributable thereto, plus any accrued but unpaid dividends thereon, provided, however, that if the Class A Preferred Share by reference to which a Class A Preferred PIK Share was issued, is redeemed, such Class A Preferred PIK Share shall also be deemed to be redeemed for no additional consideration. The holders of Class A Preferred Shares are entitled to vote separately as a single class, for the election of one or more additional Directors in case of dividend arrears or other specified events, or upon other matters.

Holders of Class A Preferred Shares are entitled to cumulative dividends at the Class A Preferred Dividend Rate (as defined in the Company’s Amended and Restated Memorandum and Articles of Association), which accrue daily from the date of issuance of the Class A Preferred Share, prorated for the partial fiscal quarter (“Class A Preferred Dividend”). The Class A Preferred Dividend is paid on the Class A Preferred Payment Date (as defined in the Company’s Amended and Restated Memorandum and Articles of Association) and prior to any dividend or other distribution being paid or made with respect to any other class of shares of capital stock of the Company, with respect to the fiscal quarter ended immediately prior to such Class A Preferred Payment Date. Payment of the Class A Preferred Dividend may be satisfied by payment in cash at the Class A Preferred Dividend Rate or through the issuance of additional Class A Preferred Shares (a ‘‘Class A Preferred PIK Distribution’’). The number of Class A Preferred PIK Shares to be issued on a Class A Preferred PIK Distribution shall be determined by dividing: (i) the relevant amount of Class A Preferred Dividends to be satisfied by the issue of Class A Preferred PIK Shares; by (ii) the Class A Preferred Share Amount, and rounding up the quotient. No fractional shares shall be issued on a Class A Preferred PIK Distribution.

Class B Preferred Shares

The terms of the Class B Preferred Shares are as set forth in the Company’s certificate of designation of Class B Preferred Shares. The Class B Preferred Shares have substantially the same terms as the Class A Preferred Shares except that,  if certain conditions are not satisfied by the Company when required, the required MOIC will be 2.25 rather than the greater of 1.75 or a 12% internal rate of return, the dividend rate will be 18% rather than 12% and the mandatory redemption deadline will be July 31, 2025 (or such later date as may be specified in a relevant redemption notice) instead of November 3, 2028 (or such later date as may be specified in a relevant redemption notice) (the “Class B Preferred Share Amount”).

Governance

General Meetings of Shareholders

Shareholders’ meetings may be convened by the Company Board on the requisition of the shareholders or, if the Company Board fails to so convene a meeting, such extraordinary general meeting may be convened by the requisitioning shareholders where the requisitioning shareholders hold not less than 10% of the paid-up share capital of the Company. Any action required or permitted to be taken at any annual or extraordinary general meetings may be taken only upon the vote of the shareholders at an annual or extraordinary general meeting duly noticed and convened in accordance with the Company’s Amended and Restated Memorandum and Articles of Association and the ICA. Unanimous consent of the holders of Ordinary Shares shall be required before the shareholders may act by way of written resolution without a meeting.

Amendment to Rights

Where the rights attaching to shares are set out in the Amended and Restated Memorandum and Articles of Association, any changes to these rights will need to be effected by way of a special resolution (passed by 75% of the votes cast by shareholders attending and voting at the meeting) amending the Amended and Restated Memorandum and Articles of Association. Additionally, the rights attaching to a particular class of shares may only be varied if (a) the holders of 75% of the nominal value of the issued shares of that class consent in writing to the variation, or (b) a special resolution, passed at a separate general meeting of the holders of that class, sanctions the variation. For so long as there are Preferred Shares in issue, any amendments to the Amended and Restated Memorandum and Articles of Association will also require the consent of a Class A Majority.

Subject to the Structured Voting Rights, the Company Board is empowered to cause preferred shares to be issued from time to time and may fix the rights attaching to such preferred shares. The Company Board may change the rights of any series of preferred shares that has been created but not yet issued. Once issued, the rights attaching to a series of preferred shares may only be varied with the consent in writing of 75% of the holders of those shares or by a special resolution passed by that class.

Directors

The directors, other than Chris Leary and Jonathan Magaziner, are divided into three classes, designated Class I, Class II and Class III. The term of the initial Class I directors shall terminate at the conclusion of the Company’s 2024 annual general meeting; the term of the initial Class II directors shall terminate on the conclusion of the Company’s 2025 annual general meeting; and the term of the initial Class III directors shall terminate on the conclusion of the Company’s 2026 annual general meeting. Directors are eligible to stand for re-election at the relevant annual general meeting. Directors shall be re-elected for a three-year term. Cumulative voting in the election of directors is not provided for. Chris Leary and Jonathan Magaziner, appointed in February 2024, are Class A Preferred Directors’ and are not subject to reelection due to their appointment right by OIC.

Anti-Takeover Provisions

Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	require that the Company Board be classified into three classes of directors with staggered three-year terms;
•	permit the Company Board to fill any vacancies; and
•	prohibit shareholder action by written consent without unanimous approval of all holders of the Ordinary Shares.

Transfer Agent and Warrant Agent

The transfer agent for the Ordinary Shares and warrants will be Computershare Trust Company, N.A. The Company has agreed to indemnify Computershare Trust Company, N.A. in its roles as transfer agent and warrant agent, its agents and each of its shareholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Stock Exchange Listing

The Company’s Ordinary Shares, par value $0.0001 and the warrants to acquire one-tenth of an Ordinary Share at an exercise price of $11.50 per one-tenth of an Ordinary Share ($115.00 per whole Ordinary Share)  are trading on the Nasdaq Stock Market LLC under the symbols “CREV” and “CREVW”, respectively. The Public Warrants may only be exercised for a whole number of Ordinary Shares.